Exhibit B-2

                                                                    DRAFT
                                                         January 14, 1999

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

                                                      March 15, 1999

Dear Shareholder:

    You are cordially invited to attend the Annual Meeting of Shareholders of Cinergy Corp. to be held on Wednesday, April 21, 1999, at 11:00 a.m., eastern daylight saving time, in the Hall of Mirrors of the Omni Netherland Plaza Hotel, 35 West Fifth Street, Cincinnati, Ohio. At the meeting, the shareholders will be asked to vote for the election of six Class II directors, approval of the Amended and Restated Retirement Plan for Directors, approval of the new Directors' Equity Compensation Plan and the adoption of an amendment to ARTICLE III, Section 3.1 of the Company's By-Laws, and to consider any other business that may legally come before the meeting.

    It is important to your interests that all shareholders, regardless of the number of shares owned, participate in the affairs of the Company. Last year, over 85% of the Company's shares were represented in person or by proxy at the annual meeting.

    Even if you plan to attend this year's meeting, we urge you to take prompt action to assure that your shares will be voted. You may wish to vote your shares by using the toll-free telephone number as described in the enclosed telephone voting instructions. Or, you can mark, date and sign the proxy form and return it using the enclosed envelope, on which no postage stamp is necessary if mailed in the United States. Either way, your response is greatly appreciated.

    Thank you for your continued interest in Cinergy.

    Sincerely yours,



    Jackson H. Randolph           James E. Rogers
    Chairman of the Board         Vice Chairman, President and
                                  Chief Executive Officer

P. S. If you plan to attend the 1999 Annual Meeting, please let us know by checking the box on the form of proxy.

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                           ___________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 1999

To the Shareholders of
Cinergy Corp.:

    Notice is Hereby Given that the Annual Meeting of Shareholders of
Cinergy
Corp. will be held in the HALL OF MIRRORS of the OMNI NETHERLAND PLAZA HOTEL, 35 West Fifth Street, Cincinnati, Ohio, on Wednesday, April 21, 1999 at 11:00 a.m., eastern daylight saving time, for purposes of:

    (1) electing six Class II directors to serve for three-year terms expiring in 2002;

    (2) approving the Amended and Restated Cinergy Corp. Retirement Plan for Directors, as described at pages ___-___ in the Proxy Statement and set forth in Appendix A;

    (3) approving the Cinergy Corp. Directors' Equity Compensation Plan, as described at pages ___-___ in the Proxy Statement and set forth in Appendix B;

    (4) adopting an amendment to ARTICLE III, Section 3.1, of the Cinergy Corp. By-Laws, as described at page ___ in the Proxy Statement;

    (5) acting upon, if presented at the meeting, a shareholder proposal which the Board of Directors OPPOSES, as described at pages ____-____ in the Proxy Statement; and transacting such other business as may legally come before the meeting, or any adjournment or postponement thereof.

    Only shareholders of record at the close of business on Monday, February 22, 1999, will be entitled to vote at the meeting, or any adjournment or postponement thereof. It is important that your shares be represented at this meeting in order that the presence of a quorum may be assured. Whether or not you now expect to be present at the meeting, you are requested to vote by toll-free telephone as described in the enclosed telephone voting instructions, or to mark, date and sign the enclosed proxy and return it promptly. A shareholder giving a proxy by either means has the power to revoke it at any time before the authority granted by the proxy is exercised.

                                  By Order of the Board of Directors,


                                  Cheryl M. Foley
                                  Vice President, General Counsel
                                   and Secretary

Dated: March 15, 1999

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                             (513) 421-9500

                             PROXY STATEMENT

Introduction

    Cinergy Corp., a Delaware corporation (the "Company"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and the parent company of The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), Cinergy Services, Inc. ("Services"), Cinergy Global Resources, Inc. ("Global Resources") and Cinergy Investments, Inc. ("Investments"). CG&E is an operating utility primarily engaged in providing electric and gas service in the southwestern portion of Ohio and, through its principal subsidiary, The Union Light, Heat and Power Company ("ULH&P"), in adjacent areas in Kentucky. PSI is an operating utility primarily engaged in providing electric service in north central, central and southern Indiana. Services provides management, financial, administrative, engineering, legal and other services to the Company and its subsidiaries. The Company conducts its international businesses through Global Resources and its subsidiaries, and its non-regulated businesses through Investments and its subsidiaries.

Solicitation

    This Proxy Statement and the enclosed form of proxy are first being mailed on or about March 15, 1999, to holders of the common stock of the Company in connection with the solicitation of proxies by the Board of Directors (the "Board") of the Company for use at the Annual Meeting of Shareholders to be held on April 21, 1999, or any adjournment or postponement of such meeting (the "Annual Meeting"). Included as Appendix C to this Proxy Statement are the Company's consolidated financial statements and accompanying notes for the calendar year ended December 31, 1998, and other information relating to the Company's financial results and position. The Company's Summary Annual Report to Shareholders also accompanies the mailing of this proxy solicitation material.

    The Board recommends voting: (i) FOR the election of all nominees as directors; (ii) FOR the Amended and Restated Cinergy Corp. Retirement Plan for Directors; (iii) FOR the Cinergy Corp. Directors' Equity Compensation Plan; (iv) FOR the amendment to ARTICLE III, Section 3.1, of the Company's By-Laws; and (v) AGAINST the shareholder proposal. Shares of the Company's common stock represented by properly voted proxies received by telephone or mail at or prior to the Annual Meeting will be voted in accordance with the instructions indicated. If no instructions are indicated, the proxies will be voted in accordance with the recommendation of the Board. It is not anticipated that any other matters will be brought before the Annual Meeting. However, a shareholder giving a proxy grants discretionary authority to the named proxy holders should any other matters be presented at the Annual Meeting, and it is the intention of the proxy holders to act on any other matters in accordance with their best judgment.
    A shareholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company written notice of revocation bearing a later date than the proxy, by delivering a duly executed proxy bearing a later date, by using the telephone voting procedures, or by attending the Annual Meeting and voting in person.

    The Company will bear the cost of the solicitation of proxies by the Board. The Company has engaged Corporate Investor Communications, Inc. to assist in the solicitation of proxies for a fee estimated to be $8,500 plus reimbursement of reasonable out-of-pocket expenses. In addition to the solicitation of proxies by mail, officers and employees of the Company may solicit proxies personally or by telephone; such persons will receive no additional compensation for these services.

    The Company has requested that brokerage houses and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of shares of the Company's common stock held of record by such persons, and will reimburse the brokers and other fiduciaries for their reasonable out-of-pocket expenses for forwarding the materials.

    The solicitation of proxies has been approved by the Securities and Exchange Commission (the "SEC") under the 1935 Act. An application has been filed with the SEC requesting approval of the items set forth in this Proxy Statement as Item 2 and Item 3.

Voting Procedures and Rights

    Only holders of record of the Company's common stock at the close of business on February 22, 1999 (the "Record Date") will be entitled to vote at the Annual Meeting. A majority of such holders, present in person or represented by proxy, constitutes a quorum. The number of shares of the Company's common stock outstanding as of the Record Date was [?157,764,020?]. Each share of common stock entitles its owner to one vote upon each matter to come before the meeting.

    The vote required for the election of directors, adoption of the Amended and Restated Cinergy Corp. Retirement Plan for Directors, adoption of the Cinergy Corp. Directors' Equity Compensation Plan, and adoption of the amendment to ARTICLE III, Section 3.1, of the Company's By-Laws is set forth within the respective discussion of each such item.

    Any other matter to be presented at the Annual Meeting (including the shareholder proposal) will be determined by the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal. In tabulating the vote on any other matter, abstentions will have the same effect as votes cast against the matter; broker non-votes will be deemed absent shares and have no effect on the outcome of the vote.

    Votes at the Annual Meeting will be tabulated preliminarily by the Company acting as its own transfer agent. Inspectors of election, duly appointed by the presiding officer of the Annual Meeting, will definitively count and tabulate the votes and determine and announce the results at the meeting.

ITEM 1.  ELECTION OF DIRECTORS

    In accordance with the provisions of the By-Laws of the Company, the Board is divided into three classes (i.e., Class I, Class II and Class
III), with one class of directors ordinarily being elected at each annual meeting of shareholders for a three-year term. Melvin Perelman, Thomas E. Petry, Jackson H. Randolph, Mary L. Schapiro, Philip R. Sharp and Dudley S. Taft have been nominated by the Board for election as Class II directors at the Annual Meeting for terms of three years each and until their respective successors are duly elected and qualified. The Company would like to acknowledge Mr. Van P. Smith, who is retiring after 18 years of combined service as a member of the boards of directors of the Company and PSI. His support, valued counsel and many contributions during his years of devoted and distinguished service to the Company and PSI are immeasurable and sincerely appreciated.

    In accordance with the General Corporation Law of the State of Delaware and the Company's By-Laws, directors will be elected at the Annual Meeting by a plurality of the votes. Duly executed and returned proxies representing shares held on the Record Date will be voted, unless otherwise specified, in favor of the nominees for the Board. Each nominee and continuing director is a member of the Company's present Board. All nominees have consented to serve if elected, but if any becomes unavailable to serve, the persons named as proxies may exercise their discretion to vote for a substitute nominee.

    Except as otherwise noted, the principal occupation or employment of each individual set forth below has been such individual's principal occupation or employment for at least the past five years. All nominees and continuing directors, other than Messrs. Randolph and Rogers and Ms. Foley, are otherwise unaffiliated with the Company and its subsidiaries.

The Board Recommends Voting FOR ALL Nominees, Designated in the Proxy as
Item 1.

Class II Director Nominees for Terms to Expire in 2002

Melvin Perelman, Ph.D.
    Director of the Company since 1994;
    Member of the Corporate Governance Committee and
         of the Finance Committee.
    Director of PSI from 1980 to 1995.  Age 68.

Dr. Perelman is retired as Executive Vice President of Eli Lilly and Company, which is engaged in the manufacturing of pharmaceuticals. Prior to his retirement, he also served as a member of the board of directors of Eli Lilly, and as President of Lilly Research Laboratories. Dr. Perelman is a director of The Immune Response Corporation and Inhale Therapeutic Systems, Inc.
______________________________________________________________________

Thomas E. Petry
    Director of the Company since 1994;
    Member of the Audit Committee and
         of the Executive Committee.
    Director of CG&E from 1986 to 1995.  Age 59.

Mr. Petry served as Chairman of the Board and Chief Executive Officer of Eagle-Picher Industries, Inc., a diversified manufacturer of industrial and automotive products, from December 1994 until his retirement in February 1998. He was Chairman of the Board, President and Chief Executive Officer of Eagle-Picher from April 1992 until December 1994; he previously served as Chairman of the Board and Chief Executive Officer. Mr. Petry is a director of Eagle-Picher Industries, Inc., Firstar Corporation, and The Union Central Life Insurance Company.
______________________________________________________________________

Jackson H. Randolph
    Director of the Company since 1993;
    Member of the Executive Committee.
    Director of CG&E since 1983 and of PSI since 1994.  Age 68.

Mr. Randolph has served as Chairman of the Board of the Company, Investments, Services, CG&E, PSI and ULH&P since December 1995. He served as Chairman of the Board and Chief Executive Officer of the Company, Investments, Services, CG&E and PSI from October 1994, and of ULH&P from January 1995, through November 1995. Mr. Randolph was Chairman of the Board, President and Chief Executive Officer of CG&E from May 1993 until October 1994, and of ULH&P from June 1993 until January 1995; he previously served as President and Chief Executive Officer of CG&E and ULH&P. Mr. Randolph is a director of Cincinnati Financial Corporation and PNC Bank Corp.
______________________________________________________________________

Mary L. Schapiro
    Director of the Company since 1999;
    Member of the Audit Committee and of the Finance Committee.  Age 43

Ms. Schapiro has served as the President and as a member of the board of NASD Regulation, Inc. in Washington, D.C. since 1996. NASD Regulation is the independent regulatory subsidiary of the National Association of Securities Dealers, Inc., and is responsible for regulating all member brokerage firms and individual registered representatives and oversight for The Nasdaq Stock Market. Ms. Schapiro served as Chair of the Commodity Futures Trading Commission from 1994 to 1996. From 1988 until 1994, she served as a Commissioner of the Securities and Exchange Commission. Ms. Schapiro is also a member of the Board of Governors of the National Association of Securities Dealers, Inc.
______________________________________________________________________

Philip R. Sharp, Ph.D.
    Director of the Company since 1995;
    Member of the Audit Committee.  Age 56.

Dr. Sharp is a Lecturer in Public Policy at the John F. Kennedy School of Government at Harvard University in Cambridge, Massachusetts. He also serves as a member of the Secretary of Energy's Advisory Board and as Chairman of the Secretary's Electric System Reliability Task Force. Dr. Sharp is also Vice Chairman of the Energy Board of The Keystone Center, a not-for-profit public policy, scientific and educational organization with locations in Keystone, Colorado, and Washington, D.C. He previously served as a member of the U. S. House of Representatives from 1975 until January 1995, representing the second Congressional district of the State of Indiana. Dr. Sharp was a ranking member of the House Energy and Commerce Committee, where he chaired the Energy and Power Subcommittee and served on the Transportation and Hazardous Materials Subcommittee, and of the House Natural Resources Committee, where he served on the Energy and Mineral Resources and the Oversight and Investigations Subcommittees.
______________________________________________________________________

Dudley S. Taft
    Director of the Company since 1994;
    Chairman of the Corporate Governance Committee.
    Director of CG&E from 1985 to 1995.  Age 58.

Mr. Taft is President and Chief Executive Officer of Taft Broadcasting Company, which holds investments in media-related activities. He is a director of Fifth Third Bancorp, The Fifth Third Bank, Tribune Company, The Union Central Life Insurance Company and U.S. Playing Card Company.
______________________________________________________________________

Class III Directors Whose Terms Expire in 2000

Michael G. Browning
    Director of the Company since 1994;
    Member of the Compensation Committee and
         of the Corporate Governance Committee.
    Director of PSI since 1990.  Age 52.

Mr. Browning is Chairman and President of Browning Investments, Inc., which is engaged in real estate ventures. He also served as President of Browning Real Estate, Inc., the general partner of various real estate investment partnerships, through December 30, 1994.
______________________________________________________________________

Phillip R. Cox
    Director of the Company since 1994;
    Member of the Corporate Governance Committee and
         of the Public Policy Committee.
    Director of CG&E from 1994 to 1995.  Age 52.

Mr. Cox is President and Chief Executive Officer of Cox Financial Corporation, a provider of financial and estate planning services. He is a director of Cincinnati Bell Inc., the Cincinnati office of the Federal Reserve Bank of Cleveland, PNC Bank, Ohio, N.A., and Touchstone Mutual Funds.
______________________________________________________________________

Kenneth M. Duberstein
    Director of the Company since 1994;
    Member of the Public Policy Committee.
    Director of PSI from 1990 to 1995.  Age 54.

Mr. Duberstein is Chairman and Chief Executive Officer of The Duberstein Group, Inc., a provider of strategic planning and consulting services. He is a director of The Boeing Company, Federal National Mortgage Association, Global Vacation Group, Inc. and St. Paul Companies, and is also a member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers, Inc.
______________________________________________________________________

James E. Rogers
    Director of the Company since 1993;
    Chairman of the Executive Committee and
         Member of the Corporate Governance Committee.
    Director of PSI since 1988 and of CG&E since 1994.  Age 51.

Mr. Rogers has served as Vice Chairman, President and Chief Executive Officer of the Company and Services, and as Vice Chairman and Chief Executive Officer of CG&E, PSI, Investments and ULH&P, since December 1995. He also has served as Chief Executive Officer and Director of Global Resources since May 1998. Mr. Rogers served as Vice Chairman, President and Chief Operating Officer of the Company and Services, and as Vice Chairman and Chief Operating Officer of CG&E, PSI and Investments, from October 1994 through November 1995. He also served as Vice Chairman and Chief Operating Officer of ULH&P from January 1995 through November 1995. Mr. Rogers served as Chairman, President and Chief Executive Officer of PSI from August 1990 until October 1994; he previously served as Chairman and Chief Executive Officer. He also served as Chairman and Chief Executive Officer of PSI Resources, Inc., the former parent company of PSI, from October 1993 until October 1994; he previously served as Chairman, President and Chief Executive Officer. Mr. Rogers is a director of Duke Realty Investments, Inc., Fifth Third Bancorp and The Fifth Third Bank.
______________________________________________________________________

John J. Schiff, Jr.
    Director of the Company since 1994;
    Member of the Compensation Committee.
    Director of CG&E from 1986 to 1995.  Age 55.

Mr. Schiff is Chairman of the Board of Cincinnati Financial Corporation, an insurance holding company, and of The Cincinnati Insurance Company. He also served as Chairman and Chief Executive Officer of John J. & Thomas R. Schiff & Co., Inc., an insurance agency, through December 1996. Mr. Schiff is a director of Fifth Third Bancorp, The Fifth Third Bank and The Standard Register Company.
______________________________________________________________________

Oliver W. Waddell
    Director of the Company since 1994;
    Chairman of the Finance Committee.
    Director of CG&E from 1989 to 1995.  Age 68.

Mr. Waddell is the retired Chairman of the Board of Star Banc Corporation (predecessor entity to Firstar Corporation, a bank holding company). Prior to his retirement, he held various executive officer positions during his career with Star, including Chairman, President and Chief Executive Officer of the holding corporation and its lead bank, Star Bank, N.A. Mr. Waddell is a director of Chiquita Brands International, Inc. and Firstar Corporation.
______________________________________________________________________

Class I Directors Whose Terms Expire in 2001

Neil A. Armstrong
    Director of the Company since 1994;
    Member of the Audit Committee and
         of the Executive Committee.
    Director of CG&E from 1973 to 1995.  Age 68.

Mr. Armstrong is Chairman of the Board of AIL Systems Inc., which is engaged in the manufacturing of electronic devices and systems. He is a director of Milacron Inc., RMI Titanium Co., Thiokol Corp. and USX Corp.
______________________________________________________________________

James K. Baker
    Director of the Company since 1994;
    Chairman of the Audit Committee and
        Member of the Executive Committee.
    Director of PSI since 1986.  Age 67.

Mr. Baker served as Vice Chairman of Arvin Industries, Inc., a worldwide supplier of automotive parts, from February 1996 until his retirement in April 1998. He served as Chairman of the Board of Arvin Industries from November 1986 through January 1996 and as Chief Executive Officer from 1981 until June 1993. Mr. Baker is a director of Amcast Industrial Corp., Geon Company and Tokheim Corporation.
______________________________________________________________________

Cheryl M. Foley
    Director of the Company since 1998.  Age 51.

Ms. Foley has served as Vice President and General Counsel of the Company and Services since October 1994, of PSI since April 1991, and of each of Investments, CG&E and ULH&P since January 1995. She holds the additional office of Secretary at the Company and PSI, and previously held this additional office at CG&E (until April 1998) and Investments, Services and ULH&P (at each until May 1998). She also served as Vice President, General Counsel and Secretary of PSI Resources, Inc., the former parent company of PSI, from April 1991 until October 1994. Ms. Foley also serves as a director and as the President of Global Resources (since May 1998), having overall responsibility for the Company's international business operations, and is also a director of Investments, Services and ULH&P.
________________________________________________________________________

John A. Hillenbrand II
    Director of the Company since 1994;
    Chairman of the Public Policy Committee and
        Member of the Finance Committee.
    Director of PSI since 1985.  Age 67.

Mr. Hillenbrand principally serves as Chairman, President and Chief Executive Officer of Glynnadam, Inc., a personal investment holding company. He is also Chairman of Able Body Corporation and Nambe' Mills, Inc., and Vice Chairman of Pri-Pak, Inc. Mr. Hillenbrand is a director of Hillenbrand Industries, Inc. and National City Bank, Indiana.
________________________________________________________________________

George C. Juilfs
    Director of the Company since 1994;
    Member of the Compensation Committee and
         of the Public Policy Committee.
    Director of CG&E from 1980 to 1995.  Age 59.

Mr. Juilfs is President and Chief Executive Officer of SENCORP, an international holding company with subsidiaries that manufacture fastening systems, finance and lease capital equipment, and commercialize health-care technologies. He is a director, serving as chairman of the board, of the Cincinnati office of the Federal Reserve Bank of Cleveland.
_____________________________________________________________________

Meetings and Committees of the Board

    During the calendar year ended December 31, 1998, the Board held six meetings. All directors attended more than 75% of the aggregate number of Board meetings and meetings of committees on which they serve, with the exception of Mr. Schiff who attended 70%. In accordance with the provisions of the By-Laws of the Company, the Board has six standing committees which facilitate the carrying out of its responsibilities.

    The Audit Committee, which met three times during 1998, recommends to the Board a firm of independent certified public accountants to conduct audits of the accounts and affairs of the Company and its subsidiaries; reviews with the independent certified public accountants the scope and results of audits, as well as the accounting procedures, internal controls, and accounting and financial reporting policies and practices of the Company and its subsidiaries; and makes such reports and recommendations to the Board as it deems appropriate.

    The Compensation Committee met four times during 1998. The nature and scope of the Compensation Committee's responsibilities are described in the "Board Compensation Committee Report on Executive Compensation" (see page ___).

    The Corporate Governance Committee, which met twice during 1998, recommends to the Board the slate of nominees of directors to be elected by the shareholders, and presents to the Board, whenever vacancies occur, names of individuals who would make suitable directors of the Company and consults with appropriate officers of the Company on matters relating to the organization of the Board and its committees. The Committee has no established procedures for consideration of nominees recommended by shareholders.

    Other standing committees of the Board include the Executive
Committee, the Finance Committee and the Public Policy Committee.

Compensation of Directors

    Directors who are not employees (the "non-employee directors") receive an annual retainer fee of $30,000 plus a fee of $1,500 for each Board meeting attended. Non-employee directors who also serve on one or more standing committees of the Board receive an annual retainer fee of $3,000 for each committee membership plus a fee of $1,500 for each committee meeting attended. The fee for any Board or committee meeting held via conference call is $750. In consideration for their additional responsibilities and time commitments, non-employee directors serving as chairpersons of the committees of the Board receive an additional annual retainer of $3,000. Directors who are also employees of the Company receive no remuneration for their services as directors.

    Under the Company's Directors' Deferred Compensation Plan, each non-employee director of the Company or any of its subsidiaries may defer fees and have them accrued either in cash or in units representing shares of the Company's common stock. If deferred in units, dividends are credited to the individual director's plan account and thereby acquire additional units, at the same time and rate as dividends are paid to holders of the Company's common stock. The deferred units are distributed to the director as shares of the Company's common stock at the time of retirement from the appropriate board. Amounts deferred in cash earn interest at the rate per annum, adjusted quarterly, equivalent to the interest rate for a one-year certificate of deposit as quoted in The Wall Street Journal for the first business day of the calendar quarter, and are paid to the director at the time of retirement from the appropriate board.

    Under the Company's Stock Option Plan, each non-employee director is granted a non-qualified stock option to purchase 12,500 shares of the Company's common stock when he or she first is elected to the Board. The price per share at which options are granted must be no less than 100% of the fair market value of the Company's common stock on the New York Stock Exchange ("NYSE") on the date of the grant. Options vest at the rate of 20% per year over a five-year period from the date of grant and may be exercised over a ten-year term.

    The Company has maintained a Retirement Plan for Directors (the "Retirement Plan") under which non-employee directors of the Company, Services, PSI and CG&E have accrued retirement benefits based upon their years of service. In December 1998, the Board amended and restated the Retirement Plan to eliminate future benefit accruals and adopted a new Cinergy Corp. Directors' Equity Compensation Plan under which future retirement benefits for non-employee directors are expected to be equity-based. Each of these plans is subject to shareholder approval at the Annual Meeting. Please refer to pages ____ - ____ and Appendix A of this Proxy Statement for a description and the text of the amended and restated Retirement Plan, and to pages ____ - ____ and Appendix B for a description and the text of the new Directors' Equity Compensation Plan.

Security Ownership of Certain Beneficial Owners and Management

    The only persons or groups known to the Company to be the beneficial owners of more than 5% of the Company's common stock, the only voting security, as of December 31, 1998, are set forth in the following table. This information is based on the most recently available reports filed with the SEC pursuant to the requirements of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and transmitted to the Company by the persons or groups named.


         Name and Address              Amount and Nature Percent
        of Beneficial Owner            of Beneficial Ownership of Class

         Scudder Kemper                9,593,572 shares/1/       6.1%
           Investments, Inc.
         345 Park Avenue
         New York, NY  10154

         U. S. Trust Company           9,152,892 shares/2/       5.8%
           of California, N.A.
         515 South Flower Street
         Los Angeles, CA  90071

    The beneficial ownership of the Company's common stock held by each nominee, continuing director and named executive officer (as defined on page ___), and of units representing shares of the Company's common stock paid as compensation to non-employee directors, as of December 31, 1998, is set forth in the following table.

         Amount and Nature
Name of Beneficial Owner/3/  Of Beneficial Ownership/4/  Units/5/

Neil A. Armstrong                 10,750                 shares
James K. Baker                    23,605                 shares       5,900
Michael G. Browning               28,835                 shares       9,495
Phillip R. Cox                    10,238                 shares
Kenneth M. Duberstein             22,991                 shares
Cheryl M. Foley                   81,306                 shares
William J. Grealis               109,649                 shares
John A. Hillenbrand II            33,472                 shares       9,541
George C. Juilfs                  13,750                 shares
John M. Mutz                     113,145                 shares
Melvin Perelman                   23,423                 shares       8,918
Thomas E. Petry                   12,000                 shares


Jackson H. Randolph              209,609                 shares
James E. Rogers                  398,526                 shares
Mary L. Schapiro                       0                 shares
John J. Schiff, Jr.               51,059                 shares/6/
Philip R. Sharp                    6,000                 shares
Dudley S. Taft                    13,000                 shares
Larry E. Thomas                  131,397                 shares
Oliver W. Waddell                 15,253                 shares

All directors and executive    1,650,504                 shares
officers as a group

Board Compensation Committee Report on Executive Compensation

    The Compensation Committee of the Board (the "Committee"): (i) establishes the Company's compensation policy; (ii) recommends, oversees and administers compensation plans for all executive officers and key employees; (iii) determines compensation for the chief executive officer; and (iv) reviews and approves compensation for the Company's remaining executive officers. During 1998, the Committee was composed of Messrs. Van
P. Smith (Chairman), Michael G. Browning, George C. Juilfs, and John J. Schiff, Jr., each of whom was an independent, "non-employee director" of the Company, within the meaning of Rule 16b-3 under the 1934 Act, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Compensation Policy

    The Company's executive compensation program is designed to attract, retain and motivate the high quality employees needed to provide superior service to its customers and to maximize returns to its shareholders. The Company's compensation for executive officers consists of base salary, annual cash incentives, and long-term incentives.

    Base salaries for the executive group are targeted at the median of comparably sized utility companies based on kilowatt-hours ("kwh") sold. Because of the Company's low-cost position, kwh sales are considered to be a better measure than revenues for constructing a comparative group. Base salary levels are reviewed annually, and any increases are based on such factors as the Company's financial results and each individual's performance, role and skills.

    The Company's executive compensation program also seeks to link executive and shareholder interests through cash-based and equity-based incentive plans, in order to reward corporate and individual performance and balance short-term and long-term considerations. Annual and long-term incentive plans are structured to provide opportunities that are competitive with general industry companies.

    This emphasis on incentive compensation results in a compensation mix for the chief executive officer and the remaining executive officers consisting of annual and long-term incentives accounting for at least 50% of the employee's annual compensation. It is the Committee's view that short-term and long-term incentive opportunities that distinguish between short-term and long-term corporate goals can assist in appropriately incentivizing the type of behavior crucial to managing successfully in an increasingly competitive environment.

    Consistent with its belief that a well-planned and well-implemented executive incentive compensation program, with meaningful and measurable performance targets and competitive award opportunities, sends a strong, positive message to the financial markets, the Committee has implemented an executive long-term incentive compensation program (the "LTIP") within the parameters of the Company's 1996 Long-Term Incentive Compensation Plan (the "Umbrella Plan "). The LTIP combines the interests of the Company's shareholders, customers, and management to enhance the Company's value. (Specifics of the program are discussed below under the heading "Long-Term Incentive Compensation and Stock Options.")

    The Committee also has two non-qualified deferred compensation plans for executive officers of the Company, as follows: (i) the Deferred Incentive Compensation Plan allows deferral of receipt of all or a portion of cash awards otherwise payable under the Company's Annual Incentive Plan; and (ii) the Excess 401(k) Plan allows deferral of receipt of a portion of base salaries that otherwise could not be deferred under the Company's qualified 401(k) plan, due to federal government limitations on the amount of compensation that can be deferred into qualified plans.

Annual Incentive Compensation

    Approximately 425 employees, consisting of executive officers and certain others (i.e., managers, general managers or equivalent-level positions), are eligible to participate in the Company's Annual Incentive Plan. Each participant is eligible to receive an incentive cash award or bonus to the extent that certain pre-determined corporate and individual goals are achieved. For 1998, the Company's corporate goal was based on earnings per share. Individual performance goals varied for each executive officer; however, all related to the achievement of the Company's overall strategic vision of becoming a premier energy services company.
Achievement of the corporate goal for 1998 and achievement of individual goals each accounted for 50% of the total possible award.

    For 1998, the potential awards ranged from 2.5% to 90% of the participant's annual base salary, depending upon the achievement levels and the participant's position. Graduated standards for achievement were developed to encourage each employee's contribution. The Committee reviewed and approved both the plan goals at the beginning of the year and the achievements at the end of the year.

      [DISCUSSION WITH RESPECT TO ATTAINMENT OF 1998 CORPORATE GOAL
                               TO GO HERE]

    [?For 1999, the parameters of the Company's Annual Incentive Plan will be the same as those applicable for 1998. The corporate goal will account for [?50%?] of the total possible award and achievement of individual goals will account for the remaining [?50%?]. The corporate goal for 1999 will be based on earnings per share.?]

Long-Term Incentive Compensation and Stock Options

    The LTIP is intended to tie a significant portion of the participants' pay to long-term performance of the Company, to provide a greater upside potential for outperforming peer companies as well as downside risk for underperforming, to focus on creating shareholder value through increasing total shareholder return, and to provide a significant portion of total compensation opportunity through the use of the Company's common stock to create an ownership mindset. Approximately 80 employees, consisting of executive officers (with the exception of the chairman of the board) and certain others (i.e., general managers or equivalent-level positions), are eligible for participation in the LTIP.

    The LTIP consists of two components: (1) stock options, and (2) performance-based restricted stock and performance shares (this second portion is called the "Value Creation Plan"). "Performance-based restricted stock" means grants of the Company's common stock that are subject to transfer restrictions and risk of forfeiture for a specified restriction period, and the vesting of which are conditional upon the attainment of Performance Measures. Stock options comprise
25% of the total award opportunity under the plan, and the Value Creation Plan comprises the other 75%. The annualized target award opportunity as a percent of base salary ranges from 15% to 100% depending on the participant's position. With respect to the named executive officers eligible for participation in the LTIP, the target LTIP award values are 100% of base salary for the chief executive officer and 70% of the respective base salary for each of the remaining named executive officers. The LTIP operates on three-year, non-overlapping performance periods or cycles. The first performance period covers October 1, 1996, through December 31, 1999.

    The first portion of the LTIP consists of annual grants of stock options, which commenced effective January 1, 1997, and continue effective each January 1 thereafter. The number of options granted to a participant is determined by taking 25% of the participant's target LTIP award value and dividing it by the projected stock price appreciation of an option, to arrive at the number of options granted to a participant for each year of the three-year cycle. The stock options vest three years from the date of grant. Information with respect to stock options granted during 1998 to the named executive officers is set forth in the Summary Compensation Table and the Option/SAR Grants Table.

    The second portion of the LTIP consists of the Value Creation Plan.
The Value Creation Plan consists of a target grant of performance-based restricted stock and performance shares, both of which can be earned based on the Company's total shareholder return ("TSR") vs. the TSR of the peer group. TSR is defined as share price appreciation plus dividends. For the three-year performance cycle, the Company's average TSR is measured against the average TSR of the peer group. The peer companies are the 25 largest utility companies, based on kwh sales.

    At the end of the performance period, participants will earn an award based upon the Company's performance relative to its peer group. If the Company's TSR equals the TSR of the peer group, participants will earn the target number of restricted shares. Participants will earn the target number of restricted shares plus a greater number of non-restricted shares (called "performance shares") if the Company's TSR exceeds that of the peer group. However, if the Company's TSR is lower than that of the peer group, participants will not earn some of the target restricted shares or any performance shares and could lose all of the restricted shares if the Company's performance falls dramatically below that of the peer companies. The maximum that can be earned under the Value Creation Plan by a participant for the performance cycle is three times the total LTIP target value less the value of any stock options.

    Except in the case of disability, death, voluntary termination, or retirement on or after age 50 during the three-year performance cycle, a participant must be employed by the Company on January 1 following the end of a performance cycle to receive any earned award. The earned target restricted shares become unrestricted (or vested) as soon as practicable after the end of a performance cycle, but no later than April 1 following the end of a performance cycle. The earned performance shares (based on the added incremental value created during the cycle), if any, will be paid in two equal, annual installments. One-half will be paid as soon as practicable after the first anniversary date (e.g., January 1, 2001 with respect to the performance cycle ending December 31, 1999), but no later than three months subsequent to that anniversary date (e.g., April 1, 2001), following the end of a performance cycle. The remaining half will be paid as soon as practicable after the second anniversary date (e.g., January 1, 2002 with respect to the performance cycle ending December 31,
1999), but no later than three months subsequent to that anniversary date (e.g., April 1, 2002), following the end of a performance cycle.

    Because grants under the Value Creation Plan are made at the beginning of the three-year performance cycle, there were no grants made during 1998 to any of the named executive officers.

    Prior to January 1, 1997, the Company sponsored a Performance Shares Plan (the "Performance Shares Plan"), a long-term incentive compensation plan designed to reward executive officers and other key employees for contributing to long-term success by achieving corporate and individual goals approved by the Committee. The LTIP described above effectively replaces the Performance Shares Plan. Accordingly, as part of the transition toward implementation of the LTIP, the Performance Shares Plan was amended to preclude the commencement of any new performance cycles and to provide that the fifth performance cycle covering 1994-1997 be shortened to three years, i.e., 1994-1996, and that the sixth and final performance cycle covering 1996-1999 be shortened to one year, i.e., 1996. The amendments further provided that payouts under the fifth performance cycle were paid in 1998, and that payouts under the sixth performance cycle are to be paid in 1999.

Chief Executive Officer

    Mr. Rogers' 1998 base salary was determined by the Committee after giving consideration to his employment agreement with the Company (see "Employment Agreements and Severance Arrangements" on page ____), and various surveys on chief executive compensation of both peer companies and general industry. For 1998, Mr. Rogers also earned incentive compensation under the Annual Incentive Plan in the amount of [?$________?], which was based [?entirely upon the Committee's determination of his achievement of individual goals.?] Under the Annual Incentive Plan, Mr. Rogers' maximum potential award is equal to 90% of his annual base salary (including deferred compensation).

    Effective January 1, 1998, the Committee granted Mr. Rogers an option to purchase 55,400 shares of the Company's common stock, at the fair market value of $38.59375 per share, as the second annual option grant under the first performance period of the LTIP. Effective March 24, 1998, the Committee granted Mr. Rogers an option to purchase 480,000 shares of the Company's common stock, at the fair market value of $36.875 per share, under the Stock Option Plan. The Committee believed that the March 1998 grant signified Mr. Rogers' importance to the current and future success of the Company and further demonstrated its support and commitment to him. Information with respect to these grants is set forth in the Summary Compensation Table and the Option/SAR Grants Table.

    In September 1998, the Committee approved an amended and restated employment agreement for Mr. Rogers, which incorporated previous amendments made to his agreement and the substantive terms of his prior severance agreement. The substantive terms of the restated employment agreement are discussed under "Employment Agreements and Severance Arrangements."

Summary

    The Committee's executive compensation policy is designed to provide competitive levels of executive compensation that integrate compensation with the Company's goals, reward superior corporate performance, recognize individual initiative and achievement, and assist the Company in attracting and retaining qualified and highly motivated executive employees. The Committee believes that ownership of stock assists in the attraction and retention of qualified executive employees, and provides them with additional incentives to devote their best efforts to pursue and sustain the Company's growth and profitability through the accomplishment of corporate goals. The philosophy thus tends to coalesce the interests of the Company's shareholders, customers and management to enhance the Company's value.

    Code Section 162(m) limits the tax deduction to one million dollars for compensation paid to each of the named executive officers. However, performance-based compensation that has been approved by shareholders is excluded from the one million dollars limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals. Both the Annual Incentive Plan and Umbrella Plan have been approved by the Company's shareholders. Half of the award opportunity under the Annual Incentive Plan is based on pre-established, objective corporate performance goals, and a significant portion of the remaining award opportunity is based on objective, individual performance goals. Both the stock options and the restricted stock features of the LTIP (which has been implemented under the auspices of the Umbrella Plan) are performance-based.

    The Committee will continue to review the applicability of the Internal Revenue Service ("IRS") rules and regulations to future compensation. The Committee intends to continue basing its executive compensation decisions primarily upon performance achieved, both corporate and individual, but retains the right to make subjective decisions and to award compensation that might be subject to the tax deductibility limitation under Code Section 162(m).

     The tables which follow, and accompanying footnotes, reflect the decisions covered by the above discussion.


                                  Compensation Committee
                                  Van P. Smith, Chairman
                                  Michael G. Browning
                                  George C. Juilfs
                                  John J. Schiff, Jr.

Summary Compensation Table

    The following table sets forth the compensation of the chief executive officer and each of the other four most highly compensated executive officers (these five executive officers are sometimes collectively referred to as the "named executive officers") for services to the Company and its subsidiaries during the calendar years ended December 31, 1998, 1997 and 1996.


                                                         Long-Term Compensation
                                     Annual Compensation        Awards            Payouts
      (a)            (b)        (c)       (d)       (e)        (f)          (g)           (h)         (i)
                                                    Other                                             All
                                                    Annual     Restr.     Securities                 Other
                                                    Compen-    Stock      Underlying    LTIP        Compen-
Name and                      Salary     Bonus/7/   sation/8/  Awards/9/  Options/SARs  Payouts/10/ sation/11/
PrincipalPosition    Year       ($)         ($)       ($)        ($)         (#)         ($)          ($)

James E. Rogers      1998    810,000    xxx,xxx    191,144            0     535,400           0      138,329
Vice Chairman,       1997    700,008    337,504     17,039    1,951,169      55,400           0      126,956
President and Chief  1996    625,000    607,518      3,697            0           0     849,750      108,108
Executive Officer

Jackson H. Randolph  1998    585,000    321,750     13,405            0           0            0      98,157
Chairman of the      1997    585,000    321,750     14,575            0           0            0      88,181
Board                1996    535,000    321,750     10,675            0           0      675,212     120,512

John M. Mutz         1998    415,188    xxx,xxx      5,574            0      21,700            0      23,611
Vice President of    1997    395,412    118,624      3,763      761,985      21,700            0      22,162
the Company, and     1996    376,584    150,634      2,431            0           0      339,108      14,993
President of PSI

William J. Grealis   1998    396,900    xxx,xxx     25,643            0      20,700             0     34,313
Vice President and   1997    378,000    113,400     13,094      728,443      20,700             0      15,550
Chief Strategic      1996    343,200    205,920      8,828            0           0       246,048      35,611
Officer of the Company,and
President of Investments

Larry E. Thomas      1998    352,848    xxx,xxx      9,678            0      18,400             0      16,594
Vice President of    1997    336,048    100,814     11,502      647,575      18,400             0      15,809
the Company, and     1996    294,350    176,610      5,030            0          0        252,285      36,162
President of the Energy Delivery
Business Unit


     Option/SAR Grants Table

    The following table sets forth information concerning individual grants of options to purchase the Company's common stock made to the named executive officers during 1998.




Potential Realizable
                                                                         Value at Assumed
                                                                         Annual Rates of Stock
                                                                         Price Appreciation for
               Individual Grants                                                Option Term
      (a)           (b)            (C)              (d)       (e)           (f)             (g)
                                   % of
           Number of Securities    Total
                Underlying         Options/SARs    Exercise
               Options/SARs        Granted to      or Base
                 Granted           Employees in    Price      Expiration     5%             10%
    Name          (#)              Fiscal Year     ($/Sh)        Date        ($)            ($)

James E. Rogers    55,400            5.98%         38.59375   1/1/2008      1,344,558    3,407,654
                  480,000           51.77%         36.875     3/24/2008    11,424,000   28,675,200
John M. Mutz       21,700            2.34%         38.59375   1/1/2008       526,659    1,334,767
William J. Grealis 20,700            2.23%         38.59375   1/1/2008        502,389    1,273,257
Larry E. Thomas    18,400            1.98%         38.59375   1/1/2008        446,568    1,131,784


Aggregated Option/SAR Exercises and Year End Option/SAR Values Table

    The following table sets forth information concerning: (i) stock options exercised by the named executive officers during 1998, including the value realized (i.e., the spread between the exercise price and market price on the date of exercise); and (ii) the numbers of shares for which options were held as of December 31, 1998, including the value of "in-the-money" options (i.e., the positive spread between the exercise prices of outstanding stock options and the closing market price of the Company's common stock on December 31, 1998, which was $34.375 per share).


      (a)                      (b)                (C)                (d)                (e)
                                                                  Number of          Value of
                                                             Securities Underlying   Unexercised
                                                                 Unexercised         In-The-Money
                                                               Options/SARs at       Options/SARs at
                                                                  Year End           Year End
                    Shares Acquired              Value              (#)                 ($)
                      on Exercise              Realized          Exercisable/        Exercisable/
        Name             (#)                     ($)             Unexercisable       Unexercisable

James E. Rogers           0                      N/A           195,629/640,800       2,249,734/623,475
Jackson H. Randolph     8,742                  102,992          91,258/50,000        1,049,467/575,000
John M. Mutz           12,787                  225,356          82,660/60,740          922,328/246,660
William J. Grealis      2,650                   28,156          73,237/61,400          736,947/219,363
Larry E. Thomas        31,588                  478,800          62,516/56,800          718,934/246,100


Pension Benefits

    The pension benefits payable at retirement to each of the named executive officers are provided under the terms of the Cinergy Corp. Non-union Employees' Pension Plan, a non-contributory, defined benefit pension plan (the "Cinergy Pension Plan"), plus certain supplemental plans or agreements. Pension benefits previously earned under the terms of the former CG&E and PSI pension plans are fully preserved for participants under the terms of the Cinergy Pension Plan.

    Under the terms of the Cinergy Pension Plan, the retirement income payable to a pensioner is 1.1% of final average pay plus 0.5% of final average pay in excess of covered compensation, times the number of years of plan participation through 35 years, plus 1.4% of final average pay times the number of years of plan participation over 35 years. Final average pay is the average annual salary, based upon retirement anniversary date, during the employee's three consecutive years producing the highest such average within the last ten anniversary years immediately preceding retirement, plus any short-term incentive and/or deferred compensation. Covered compensation is the average social security taxable wage base over a period of up to 35 years. The IRS annually establishes a dollar limit, indexed to inflation, of the amount of pay permitted for consideration under the terms of such plans, which for 1998 was $160,000.

    The Cinergy Excess Benefit Plan is designed to restore pension benefits to those individuals whose benefits under the Cinergy Pension Plan would otherwise exceed the limits imposed by the Code. Each of the named executive officers is covered under the terms of the Cinergy Excess Benefit Plan.

    The pension plan table set forth below illustrates the estimated annual benefits payable as a straight-life annuity under both Cinergy plans to participants who retire at age 62. Such benefits are not subject to any deduction for social security or other offset amounts.


                                               Years of Service
Compensation          5      10        15         20         25        30        35
$ 300,000 . . . $  23,045  $46,085  $ 69,130   $ 92,170  $ 115,215 $ 138,255 $ 161,300
  400,000 . . .    31,045   62,085    93,130    124,170    155,215   186,255   217,300
  500,000 . . .    39,045   78,085   117,130    156,170    192,215   234,255   273,300
  600,000 . . .    47,045   94,085   141,130    188,170    235,215   282,255   329,300
  700,000 . . .    55,045  110,085   165,130    220,170    275,215   330,255   385,300
  800,000 . . .    63,045  126,085   189,130    252,170    315,215   378,255   441,300
  900,000 . . .    71,045  142,085   213,130    284,170    355,215   426,255   497,300
1,000,000 . . .    79,045  158,085   237,130    316,170    395,215   474,255   553,300
1,100,000 . . .    87,045  174,085   261,130    348,170    435,215    522,255   609,300
1,200,000 . . .    95,045  190,085   285,130    380,170    475,215    570,255   665,300
1,300,000 . . .   103,045  206,085   309,130    412,170    515,215    618,255   721,300
1,400,000 . . .   111,045  222,085   333,130    333,170    555,215    666,255   777,300
1,500,000 . . .   119,045  238,085   357,130    476,170    595,215    714,255   833,300
1,600,000 . . .   127,045  254,085   381,130    508,170    635,215    762,255   889,300


    The accrued annual benefit payable to Messrs. Randolph and Mutz upon their retirement is based upon credited service of 35 years and 3.39 years, respectively, and for Mr. Randolph will be the greater of the benefit calculated under the terms of the Cinergy Pension and Excess Benefit Plans, or under the former CG&E plan and credited service of 37 years under that plan. The estimated credited years of service at age 62 for each of the remaining named executive officers are as follows: Mr. Rogers, 20.22 years; Mr. Grealis, 11.69 years; and Mr. Thomas, 35 years.

    Effective January 1, 1999, the Cinergy Supplemental Retirement Plan was amended, restated and renamed the Cinergy Supplemental Executive Retirement Plan (the "SERP"). One part of the SERP, the "Mid-career Benefit," is designed to provide coverage to executives who will not qualify for full retirement benefits under the Cinergy Pension Plan. The Mid-career Benefit is an amount equal to that which a covered employee with maximum permitted years of participation (35 years) would have received under the Cinergy Pension Plan, reduced by the actual benefit provided by that plan and Cinergy's Excess Benefit Plan, and further reduced by 50% of the employee's estimated age 62 social security benefit. Messrs. Rogers, Mutz and Grealis are covered under the terms of the Mid-career Benefit portion of the SERP, and the estimated annual benefit payable at age 62 to each is $104,013, $200,898 and $29,960, respectively.

    The second part of the SERP, the "Senior Executive Supplement," is designed to provide selected senior officers of the Company an opportunity to earn a retirement benefit that will replace 60% of their final pay.
Each participant accrues a retirement income replacement percentage at the rate of 4% per year from date of hire (maximum of 15 years). The Senior Executive Supplement is an amount equal to 60% of the employee's final average pay (as defined in the Cinergy Pension Plan) or the final 12 months of base pay and Annual Incentive Plan pay, reduced by the actual benefits provided under the Cinergy Pension Plan, the Cinergy Excess Benefit Plan and the Mid-career Benefit, and further reduced by 50% of the employee's estimated age 62 social security benefit. Messrs. Rogers, Mutz, Grealis and Thomas are covered under the terms of the Senior Executive Supplement, and the estimated annual benefit payable at age 62 to each is $_______, $________, $_______ and $_______, respectively.

    Moreover, Mr. Randolph has a Supplemental Executive Retirement Income Agreement under which he or his beneficiary will receive an annual supplemental retirement benefit of $511,654, in monthly installments of $42,638 for 180 months beginning December 1, 2000.

    The Cinergy Executive Supplemental Life Insurance Program provides key management personnel, including the named executive officers, with additional life insurance coverage during employment and with post-retirement deferred compensation. At the later of age 55 or retirement, the participant's life insurance coverage under the program is canceled. At that time, the participant receives the total amount of coverage in the form of deferred compensation payable in ten equal annual installments of $15,000 per year.

Employment Agreements and Severance Arrangements

    Mr. Rogers has an employment agreement which was effective October 24, 1994 and was amended and restated in its entirety effective September 22, 1998. Pursuant to the terms of his agreement, Mr. Rogers served as Vice Chairman, President and Chief Operating Officer of the Company until November 30, 1995, and, since that time, has served as Vice Chairman, President and Chief Executive Officer. Mr. Rogers' agreement currently is automatically extended for an additional year on each annual anniversary date, unless either the Company or Mr. Rogers gives timely notice otherwise. During the term of his agreement, Mr. Rogers receives a minimum annual base salary of $810,000. Under the terms of his employment agreement, Mr. Rogers was credited with 25 years of participation in the Mid-career Benefit portion of the SERP as of his 50th birthday. He has been or will be credited with an additional two years of participation on each birthday through his 55th, provided that he is employed by the Company as of each birthday. Mr. Rogers' employment agreement also provides that if he retires on or after age 55 he will be entitled to receive annual retirement income for his lifetime equal to the greater of 60% of his final average pay, or 60% of his base pay and Annual Incentive Plan pay for the final 12 months immediately preceding his retirement.

    Mr. Randolph has an employment agreement which commenced on October
24, 1994. Pursuant to the terms of his agreement, Mr. Randolph served as Chairman and Chief Executive Officer of the Company until November 30, 1995, at which time he relinquished the position of Chief Executive Officer. He will continue to serve as Chairman of the Board of the Company until November 30, 2000, the expiration of his agreement. During the term of his agreement, Mr. Randolph receives a minimum annual base salary of $465,000.

    If the employment of Messrs. Rogers or Randolph (each sometimes individually referred to as the "executive") is terminated as a result of death, his beneficiary will receive a lump sum cash amount equal to the sum of (a) the executive's annual base salary through the termination date to the extent not previously paid, (b) a pro rata portion of the benefit under the Company's Annual Incentive Plan calculated based upon the termination date, and (c) any compensation previously deferred but not yet paid to the executive (with accrued interest or earnings thereon) and any unpaid accrued vacation pay. Mr. Rogers' beneficiary will also receive an amount equal to his vested accrued benefit under the Value Creation Plan. In addition to these accrued amounts, if the Company terminates the executive's employment without "cause" or the executive terminates his employment for "good reason" (as each is defined in the employment agreements), the Company will pay to the executive (a) a lump sum cash amount equal to the present value of his annual base salary and benefit under the Company's Annual Incentive Plan payable through the end of the term of employment, at the rate and applying the same goals and factors in effect at the time of notice of such termination, (b) the value of all benefits to which the executive would have been entitled had he remained in employment until the end of the term of employment under the Company's Executive Supplemental Life Insurance Program (and also including the Value Creation Plan in the case of Mr. Rogers), (c) the value of all deferred compensation and all executive life insurance benefits whether or not then vested or payable, and (d) medical and welfare benefits for the executive and his family through the end of the term of employment. If the executive's employment is terminated by the Company for cause or by the executive without good reason, the executive will receive unpaid annual base salary accrued through the termination date and any accrued deferred compensation.

    Mr. Mutz has an employment agreement which commenced on October 4, 1993, and was amended most recently effective as of December 31, 1998. Pursuant to the terms of his agreement, Mr. Mutz serves as President, and is nominated for election as a director, of PSI until May 31, 1999, the expiration date of his agreement. During the term of his agreement, Mr. Mutz receives a minimum annual base salary of $330,000. Under his employment agreement, Mr. Mutz is fully vested in the Mid-career Benefit portion of the SERP, without offset for other retirement benefits, and is guaranteed a benefit thereunder based on its current terms even if the plan subsequently is amended to reduce benefits or is terminated. Mr. Mutz's employment agreement further provides that in connection with the Senior Executive Supplement portion of the SERP, Mr. Mutz will be credited with a pay replacement percentage of 60% as of his retirement date.

    Mr. Grealis has an employment agreement which commenced on January 16, 1995 and currently is automatically extended for an additional year on each January 1, unless either the Company or Mr. Grealis gives timely notice otherwise. During the term of his agreement, Mr. Grealis receives a minimum annual base salary of $288,000. Under his employment agreement, Mr. Grealis will receive annual retirement income of no less than $283,000 payable as a straight-life annuity at age 62.

    Mr. Thomas has an employment agreement which currently is automatically extended for an additional year on each January 1, unless either the Company or Mr. Thomas gives timely notice otherwise. During the term of his agreement, Mr. Thomas receives a minimum annual base salary of $240,000. Under his employment agreement, if Mr. Thomas retires on or after age 55 he will be entitled to receive annual retirement income equal to the greater of 60% of his final average pay, or 60% of his base pay and Annual Incentive Plan pay for the final 12 months immediately preceding retirement.

    If the employment of Messrs. Mutz, Grealis or Thomas (each sometimes individually referred to as the "officer") is terminated as a result of death, for cause, or by the officer without good reason, the officer or the officer's beneficiary will be paid a lump sum cash amount equal to (a) the officer's unpaid annual base salary through the termination date, (b) a pro rata portion of the officer's award under the Company's Annual Incentive Plan, (c) the officer's vested accrued benefits under the Value Creation Plan (and also including the Cinergy Pension Plan, Excess Benefit Plan, and Supplemental Executive Retirement Plan in the case of Mr. Mutz), and (d) any unpaid deferred compensation (including accrued interest or earnings) and unpaid accrued vacation pay. If, instead, the officer's employment is terminated prior to a change in control (as defined) without cause or by the officer for good reason, the officer will be paid (a) a lump sum cash amount equal to the present value of the officer's annual base salary and target annual incentive cash award payable through the end of the term of the agreement, at the rate and applying the same goals and factors in effect at the time of notice of such termination, (b) the present value of all benefits to which the officer would have been entitled had the officer remained in employment until the end of the term of the agreement under the Value Creation Plan and Executive Supplemental Life Insurance Program (and also including the Cinergy Pension Plan, Excess Benefit Plan, and Supplemental Executive Retirement Plan in the case of Mr. Mutz), (c) the value of all deferred compensation and all executive life insurance benefits whether or not vested or payable, and (d) continued medical and welfare benefits through the end of the term of the agreement. In addition to the above, under Mr. Mutz's employment agreement the Company has waived its right to challenge Mr. Mutz in the event he elects to terminate his employment agreement for good reason.

    Each of the named executive officers participates in the Company's Annual Incentive Plan, Stock Option Plan, LTIP, Excess Benefit Plan, SERP, and Executive Supplemental Life Insurance Program (with the exception of Mr. Randolph who does not participate in the LTIP or SERP), participates in all other retirement and welfare benefit plans applicable generally to Company employees and executives, and receives other fringe benefits.

    If the employment of any named executive officer is terminated after a change in control, the officer will be paid a lump sum cash payment equal to the greater of (i) three times the sum of his annual base salary immediately prior to the date of his termination of employment or, if higher, the date of the change in control, plus all incentive compensation or bonus plan amounts in effect prior to the date of his termination of employment or, if higher, prior to the change in control, and (ii) the present value of all annual base salary, bonuses and incentive compensation and retirement benefits that would otherwise be due under the agreement, plus deferred compensation and executive life insurance benefits. In addition, the officer will be provided life, disability, accident and health insurance benefits for thirty-six months, reduced to the extent comparable benefits are received, without cost, by the officer. In addition to the above, Messrs. Rogers and Randolph will receive their benefits under their deferred compensation agreements (discussed below) and split dollar life insurance agreements.

Deferred Compensation Agreements

    Mr. Randolph and CG&E, and Mr. Rogers and PSI, entered into deferred compensation agreements effective as of January 1, 1992, which were assumed by the Company effective as of October 24, 1994.

    Pursuant to the terms of his deferred compensation agreement, Mr. Randolph was credited annually with a $50,000 base salary increase in the form of deferred compensation for the five-year period from January 1, 1992 through December 31, 1996, and when his employment terminates he will receive an annual cash benefit of $179,000 payable for a 15-year period beginning January 2001.

    Pursuant to the terms of his deferred compensation agreement, Mr. Rogers was credited annually with a $50,000 base salary increase in the form of deferred compensation for the five-year period from January 1, 1992 through December 31, 1996, and is credited annually the same amount for the additional five-year period from January 1, 1997 through December 31, 2001. Mr. Rogers' deferred compensation agreement further provides that when his employment terminates for any reason, other than death, he will receive an annual cash benefit over a 15-year period beginning the first January following termination of his employment, but in no event earlier than January 2003 nor later than January 2010. The annual cash benefit amount payable for such 15-year period ranges from $179,000 per year, if payment begins in January 2003, to $554,400 per year if payment commences in January 2010. Comparable amounts are payable to Mr. Rogers if he dies before commencement of payment of the 15-year payments described above. In addition, if Mr. Rogers' employment terminates before January 1, 2002 for any reason other than death or disability, he will receive a lump sum cash payment equal to the total amount deferred during the second five-year period described above plus interest; if his employment terminates on or after January 1, 2002 for any reason other than death or disability, he will receive an additional annual benefit for a 15-year period beginning the first January following termination of his employment, but in no event earlier than January 2008 nor later than January 2010. The annual cash benefit amount payable for such period ranges from $179,000 per year, if payment begins in January 2008, to $247,000 per year if payment begins in January 2010. Comparable amounts are payable to Mr. Rogers in the event his employment is terminated for disability prior to January 1, 2002 or if he dies (i) prior to January 1, 2002 while employed or disabled, or (ii) on or after January 1, 2002 but before commencement of payment of benefits; provided, however, if Mr. Rogers becomes disabled prior to the completion of the second award period, his payments will be proportionately reduced in the same manner as described above for disability during the first award period.

Compensation Committee Interlocks and Insider Participation

    Mr. Schiff, Chairman of the Board of Cincinnati Financial Corporation, serves on the Company's Compensation Committee and Mr. Randolph, Chairman of the Board of the Company, serves on the board of directors of Cincinnati Financial Corporation.

Performance Graph

    The following line graph compares the cumulative total average shareholder return of the common stock of the Company with the cumulative total returns during the same time period of the Standard & Poor's ("S&P") Electric Utilities Index and the S&P 500 Stock Index. The graph tracks performance from October 25, 1994, the initial trading date of the Company's common stock, through December 31, 1998, and assumes a $100 investment on such initial trading date and dividend reinvestment.


                         10/25/94   12/31/94  12/31/95  12/31/96  12/31/97  12/31/98

Company Common Stock      $100.00     $104.40  $145.30   $167.70   $203.30   $192.00

S&P Electric Utilities    $100.00     $104.80  $137.40   $137.20   $173.20   $200.00
Index

S&P 500 Stock Index       $100.00     $100.10  $137.70   $169.30   $225.80   $290.30


ITEM 2.  APPROVAL OF AMENDED AND RESTATED CINERGY CORP.
        RETIREMENT PLAN FOR DIRECTORS

Introduction

    Effective October 24, 1994, the Company adopted the Cinergy Corp. Retirement Plan for Directors (the "Retirement Plan"), an unfunded retirement plan for non-employee directors of the Company, Services, PSI and CG&E. Under the terms of this plan, non-employee directors with five or more years of service have been entitled to receive annual retirement compensation in an amount equal to the annual Board retainer fee in effect at the time of termination of service as a director, plus the product of the fee paid for attendance at a Board meeting multiplied by five, with the compensation paid for as many years as the person served as a director.

    Effective January 1, 1999, and subject to shareholder approval, the Company amended and restated the Retirement Plan (the "Amended Retirement Plan") to eliminate the future accrual of benefits and to provide for the conversion of currently accrued benefits to units payable at retirement in shares of the Company's common stock. The Amended Retirement Plan is also subject to SEC approval under the 1935 Act.

    The Company believes that the approval of the Amended Retirement Plan is in the best interests of the shareholders because, in effectively terminating a cash-based retirement program for directors, it promotes the accomplishment of long-term corporate goals by aligning the interests of directors with those of the Company's shareholders. However, should the Amended Retirement Plan not be approved by shareholders, the original Retirement Plan will continue as it previously has existed.

Vote Required

    Assuming the presence of a quorum at the Annual Meeting, approval of the Amended Retirement Plan will require the affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will be deemed absent shares and will not effect the outcome of the vote.

Summary of Plan Features

    The full text of the Amended Retirement Plan is included as Appendix A to this Proxy Statement. The following description summarizes the material features of the Plan.

    Participants. Non-employee directors with five or more years of service on the board of directors of the Company, Services, PSI or CG&E prior to December 31, 1998, as well as all non-employee directors serving on one or more of those boards as of December 31, 1998 regardless of years of service, will participate in the Amended Retirement Plan. The total number of participants is 24, of which 14 are current directors and 10 are former directors.

    Retirement Benefits. The Amended Retirement Plan provides for three categories of benefits:

     Category 1   each participant who retires as a director, or dies
     while serving as a director, after January 1, 1999 and who has elected to be included in this category will have his "Accrued Benefit" converted to units representing shares of the Company's common stock;

     Category 2   each participant who retires as a director, or dies
     while serving as a director, after January 1, 1999 and who has elected to be included in this category will receive an annual cash payment equal to the fees in effect on December 31, 1998; and

     Category 3   each participant who retired as a director prior to
     January 1, 1999 (i.e., a former director already in "pay" status) will receive an annual cash payment equal to the fees in effect on the date preceding his or her retirement as a director.

    "Fees" have the same meaning under the Amended Retirement Plan as under the original Retirement Plan, i.e., the Company's annual Board retainer fee plus five times the meeting fee. "Accrued Benefit" means a participant's total benefit entitlement as of December 31, 1998 reduced to a present value. The Accrued Benefit of each participant eligible to participate in Category 1 or 2 above is set forth on page A-16.

    Each participant named on page A-16, other than Mr. Hillenbrand (who defers his director's fees into stock units under the Company's Directors' Deferred Compensation Plan) [?and Dr. Sharp?], has elected to participate in Category 1 of the Amended Retirement Plan. The initial number of deferred stock units ("Deferred Units") into which each Category 1 participant's Accrued Benefit will be converted will equal the dollar amount of the Accrued Benefit divided by $34.375, the closing market price per share of the Company's common stock on December 31, 1998.

    Unit Accounts. In addition to the initial number of Deferred Units credited to a Category 1 participant's account ("Unit Account"), the Unit Account will be credited with additional Deferred Units equal in value to the cash dividends which would have been paid on the number of shares represented by Deferred Units in the Account on any dividend payment date. Unit Accounts also will be proportionately adjusted for any stock split, stock dividend, combination or exchange of shares or similar change affecting the Company's common stock.

    Unit Accounts will be paid out in shares of the Company's common stock, with each credited unit being equal to one share of stock.

    Payment and Duration of Benefits. Generally, whether paid in cash or stock, benefit payments under the Amended Retirement Plan will begin in February following the later of (a) the date a participant ceases to be a director or (b) the participant's attainment of age 55.

    The Category 1 participants may choose to have benefits paid either in a lump sum or in annual installments over a period of two to ten years. A Category 2 participant will receive benefits for a term equal to the number of full years of service completed as of December 31, 1998. Each Category 3 participant will receive benefits for a term equal to the number of full years for which he or she served as a non-employee director.

    Payments under the Amended Retirement Plan will continue to a participant's beneficiary after the participant's death.

    Shares of the Company's common stock distributed under the Amended Retirement Plan may be newly issued or treasury shares or shares purchased on the open market, as determined by the Company.

    As of December 31, 1998, the present value of the accrued retirement benefits under the Plan for the 14 current directors was $3,910,245. As to the 10 former directors who are participants, annual cash payments of $18,750 to $32,500 will be paid for periods of 5 to 25 years, depending upon the number of years the recipient had served prior to his or her retirement as a director.

    Amendment and Termination. The Board may amend or terminate the Amended Retirement Plan at any time. However, no termination or amendment may deprive any participant (or beneficiary) of any benefits accrued under the Plan prior to the termination or amendment without his or her consent.

    Administration. The Amended Retirement Plan will be administered by the Company's Board. In addition to having the right to interpret and otherwise regulate the Plan, the Board is specifically authorized to reverse any action under the Plan which would adversely affect the ability of the Company to use pooling of interests accounting in a merger or other corporate transaction. If the Board were to exercise its discretion in this regard, it also has the authority to provide appropriate cash or other substitute compensation.

    Effects of a Change in Control of the Company. In the event of a "change in control" (as defined in the Amended Retirement Plan) of the Company, each participant (or beneficiary, if appropriate) will be entitled to receive a lump sum payment of the actuarial equivalent of benefits accrued and remaining unpaid as of the date of the "change in control."
The lump sum equivalent will be calculated assuming the interest rate used by the Pension Benefit Guaranty Corporation in determining the value of immediate benefits as of the immediately preceding January 1.


The Board Recommends Voting FOR this Proposal, which is Designated in the Proxy as Item 2.

ITEM 3.  APPROVAL OF CINERGY CORP. DIRECTORS' EQUITY
         COMPENSATION PLAN

Introduction

    To replace the Retirement Plan on a going-forward basis, the Company has adopted, effective January 1, 1999 and subject to shareholder approval, the Cinergy Corp. Directors' Equity Compensation Plan (the "Directors' Equity Plan"). The Plan is also subject to SEC approval under the 1935 Act.

    The Company believes that the approval of the Directors' Equity Plan is in the best interests of the shareholders because the Plan aligns the long-term interests of the Company's non-employee directors with those of its shareholders, thus providing further incentive to enhance the financial success of the Company and increase shareholder value.

    The Directors' Equity Plan is an unfunded plan under which each non-employee director of the Company will receive, beginning December 31, 1999, an annual award equivalent to 450 shares of the Company's common stock. Although the Plan permits the payment of cash awards at the Board's discretion, the Board fully anticipates that all awards under the Directors' Equity Plan will be paid in shares of the Company's common stock.

    Shares of the Company's common stock distributed under the Directors' Equity Plan may be newly issued or treasury shares or shares acquired on the open market or otherwise. A maximum of 75,000 shares are authorized for issuance under the Plan, subject to adjustments for changes in the Company's capitalization.

Vote Required

    Assuming the presence of a quorum at the Annual Meeting, approval of the Directors' Equity Plan will require the affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will be deemed absent shares and will not effect the outcome of the vote.

Summary of Plan Features

    The full text of the Directors' Equity Plan is included as Appendix B to this Proxy Statement. The following description summarizes the material features of the Plan.

    Eligibility. Each non-employee director of the Company on January 1 of any year, commencing January 1, 1999, and each person who after January 1, 1999 is elected or appointed for the first time to be a non-employee director of the Company during the course of any year, is eligible to receive an award under the Directors' Equity Plan for that year. All current non-employee directors of the Company are eligible to participate in the Directors' Equity Plan. The ultimate number of participants will depend upon the number of non-employee directors of the Company over the life of the Plan, which has no set expiration date.

    Awards. Commencing December 31, 1999, and on each following December 31, each eligible non-employee director during the just-completed year will be granted either a "Stock Award" or a "Cash Award," as determined by the Board in its discretion. A Stock Award will consist of 450 units ("Units"), with each Unit representing one share of the Company's common stock. Any Cash Award will be an amount in cash equal to the market value of 450 shares of the Company's common stock on the date of grant. As indicated above, the Board fully anticipates that all Plan awards will be Stock Awards.

    Awards to directors who retire from the Board during the course of a year will be prorated based upon their lengths of service during the year.

    Accounts.  Stock Awards and any Cash Awards under the Directors'
Equity Plan will be credited to individual bookkeeping accounts ("Accounts") maintained for each participant. A director's Account will be credited with additional full and fractional Units equal in value to the cash dividends which would have been paid on the number of shares represented by Units in the Account on any dividend payment date. Accounts also will be proportionately adjusted for any stock split, stock dividend, combination or exchange of shares or similar change affecting the Company's common stock. Any cash amounts in an Account will be credited with interest at the rate quoted for a one year $100,000 certificate of deposit. The Board has discretion, at any time, to convert Cash Awards and accrued interest in a director's Account to Units by dividing the amount of cash credited to the Account by the market value of the Company's common stock on the conversion date.

    Payment of Benefits. All whole Units in a director's Account will be distributed in the form of shares of the Company's common stock (with cash paid in lieu of any fractional share). Unless converted to Units, any cash in an Account will be paid out in cash. A director may elect to have his or her Account paid out in a single lump sum or in annual installments over a period of two to ten years. In either case, payment will be made, or begin, on the first business day of the calendar year following the date of the director's retirement from the Board. Upon the death of a Plan participant, any amounts remaining in his or her Account will be paid in a lump sum, within 90 days, to the participant's designated beneficiary or estate.

    Assignment. Awards and other amounts credited to a director's Account under the Plan may not be assigned, transferred, pledged, encumbered or otherwise disposed of prior to their distribution.

    Duration, Amendment and Termination. The Directors' Equity Plan has no expiration date. The Board may amend or terminate the Plan at any time. However, no termination or amendment may adversely affect the balance in a director's Account or permit early payment of an Account.

    Administration. The Directors' Equity Plan will be administered by the Company's Board. In addition to having the right to interpret and otherwise regulate the Plan, the Board is specifically authorized to reverse any Award under the Plan which would adversely affect the ability of the Company to use pooling of interests accounting in a merger or other corporate transaction. If the Board were to exercise its discretion in this regard, it also has the authority to provide appropriate cash or other substitute compensation.

    Effects of a Change in Control of the Company. In the event of a "change in control" (as defined in the Directors' Equity Plan) of the Company, each participant (or beneficiary, if appropriate) will be entitled to receive a lump sum payment of the actuarial equivalent of benefits accrued and remaining unpaid as of the date of the "change in control."
The lump sum equivalent will be calculated assuming the interest rate used by the Pension Benefit Guaranty Corporation in determining the value of immediate benefits as of the immediately preceding January 1.


The Board Recommends Voting FOR this Proposal, which is Designated in the Proxy as Item 3.


ITEM 4.  AMENDMENT TO ARTICLE III, SECTION 3.1, OF THE COMPANY'S BY-LAWS

Introduction

    ARTICLE III, Section 3.1, of the Company's By-Laws currently provides that the Board shall consist of 17 directors, and that this number may be changed to an odd number ranging between 15 and 23 by the affirmative vote of not less than 75% of the full Board.

    The proposed amendment will reduce the lower end of the range to 7 (rather than the current 15, while keeping the higher number of the range at 23) and provide the Board more flexibility in establishing its size by eliminating the requirement that there be an odd number of directors. The proposed amendment gives the Board the ability to reduce its size if a lesser number of directors is desired, having no effect on the term of any current director or nominee.

    The Board deems it advisable and in the best interests of the Company and its shareholders that the proposed amendment be adopted. Accordingly, effective October 15, 1998, the Board duly adopted the resolution recommending that the Company's shareholders duly adopt a certain amendment to ARTICLE III, Section 3.1, of the Company's By-Laws as set forth below, with the amended provisions shown in italics and the deleted provisions lined through.

     Section 3.1 Number of Directors. The Board of Directors shall consist of 17 directors. This a number of directors may be changed to an odd number not less than seven (7) 15 and not more than twenty-three (23) as determined by a vote of not less than 75% of the full Board of Directors ("Supermajority Vote"). Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors by Supermajority Vote, but no such change shall affect the term of any director then in office.

Vote Required

    Assuming the presence of a quorum at the Annual Meeting, approval of the proposed amendment will require the affirmative vote of the holders of at least 80% of the issued and outstanding shares of the Company's common stock. Abstentions will have the same effect as votes against the proposal. In the absence of specific instructions from beneficial owners, brokers will retain authority to vote in their discretion with respect to this matter.


The Board Recommends Voting FOR this Proposal, which is Designated in the Proxy as Item 4.

ITEM 5.  SHAREHOLDER PROPOSAL

    The Service Employees International Union Master Trust, 1313 L Street, N.W., Washington, DC 20005, the beneficial owner of 2,400 shares of the Company's common stock, has submitted the proposal set forth below for consideration by shareholders at the Annual Meeting.

    The Board strongly opposes the adoption of the proposal, which is designated in the proxy as Item 5, and recommends that shareholders vote AGAINST it.

Shareholder Proposal

    BE IT RESOLVED: That the shareholders of Cinergy Corp. ("Company") urge that the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board of Directors for the purpose of director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected.

Supporting Statement

    The election of corporate directors is the primary avenue in the American corporate governance system for shareholders to influence corporate affairs and exert accountability on management. We strongly believe that our Company's financial performance is closely linked to its corporate governance policies and procedures, and the level of management accountability they impose. Therefore, as shareholders concerned about the value of our investment, we are very disturbed by our Company's current system of electing only one-third of the board of directors each year. We believe this staggering of director terms prevents shareholders from annually registering their views on the performance of the board collectively and each director individually.

    Concerns that the annual election of all directors would leave our Company without experienced Board members in the event that all incumbents are voted out is unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent directors' contributions were not valued. Additionally, concerns that the annual election of all directors would expose shareholders to takeover attempts at below full value is also unfounded. It is our belief that the staggered Board insulates directors and senior executives from the consequences of poor performance by denying shareholders the opportunity to replace an entire Board which is pursuing failed policies. We believe that allowing shareholders to annually register their views on the performance of the Board collectively is one of the best methods to insure that our Company will be managed in the best interests of the shareholders.

    We urge your vote "FOR" the Proposal.

Statement of the Board in Opposition to the Shareholder Proposal

    The Company was formed as a result of the October 24, 1994 merger of CG&E and PSI Resources, Inc. Prior to the merger, the shareholders of each corporation, voting separately at special meetings, adopted the agreement providing for the merger, which agreement specified the form of the Company's By-Laws, including the express provisions requiring that the Company's Board be divided into three classes. Accordingly, in forming the Company, shareholders already have given their consideration to this matter.

    The system of three-year terms promotes continuity and stability in the conduct of business by the Board, since generally two-thirds of the directors at all times will have had prior experience with the business affairs, strategies and policies of the Company. This experience enables the directors to plan in a reasonable manner for the future of the Company, and to judge the performance of management against long-term goals established by the Board. The Board does not believe the directors who are elected for three-year terms are any less accountable to shareholders than directors elected annually because the same standards of performance apply regardless of the length of a director's term.

    The use of three-year terms also is intended to encourage any persons who may seek to acquire control of the Company, or to further some other goal, to initiate such action through negotiations with the Board, which is in a position to act to protect all of the shareholders of the Company.
The Board believes that declassification weakens the ability of the Board to negotiate favorable terms with such persons. An attempt to effect a change of control of the Board at a single shareholders' meeting, even if unsuccessful, can seriously disrupt the conduct of the business of the Company and cause it to incur substantial expense.

    Moreover, the Company's current system of electing directors to three-year terms is very common and is permitted by the laws of the State of Delaware and by the rules of the New York Stock Exchange.

    The Board believes that its obligation is to enhance the Company's business competitiveness for the long-term, and provide sustained, long-term return to the Company's shareholders. The Board continues to believe that the present system of three-year terms is in the best interests of the shareholders, and that the shareholders should oppose all efforts to eliminate three-year terms.

    The Board strongly urges a vote AGAINST this proposal, designated in the proxy as Item 5. Proxies will be so voted unless shareholders specify a contrary choice on their proxies.

Relationship with Independent Public Accountants

    Arthur Andersen LLP served as independent public accountants for the Company and its subsidiaries for the year 1998. On January 21, 1999, upon recommendation of its Audit Committee, the Board engaged Arthur Andersen LLP as independent public accountants for the Company and its subsidiaries for the year 1999. Representatives of Arthur Andersen LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Proposals and Business by Shareholders

    In order to be considered for inclusion in the Company's proxy statement for the 2000 annual meeting of shareholders, proposals from shareholders must be received by November 16, 1999.

    In addition, in order for a shareholder properly to introduce business for action by shareholders at the Company's 2000 annual meeting (other than business specified in the Notice of the meeting), the Company must be given written notice, which complies with all requirements of the Company's By-Laws, no earlier than December 23, 1999 and no later than January 21, 2000. The Company will retain discretionary authority to vote proxies on matters of which it is not properly notified and also may retain such authority under other circumstances.

    Any proposal or notice should be directed to the Secretary of the Company at 139 East Fourth Street, Cincinnati, Ohio 45202.





                                By Order of the Board of Directors,


                                Cheryl M. Foley
                                Vice President, General Counsel
                                and Secretary Secretary


Dated:  March 15, 1999

                                                              APPENDIX C

                 1998 CONSOLIDATED FINANCIAL STATEMENTS
                         AND ACCOMPANYING NOTES

                              (TO GO HERE)

                                   C-1
pages to be numbered consecutively beginning at C-1; approx. 50 pages in length)

                                ENDNOTES

/1/ Holder reports having sole voting power with respect to 2,243,550 shares, shared voting power with respect to 5,871,922 shares, sole dispositive power with respect to 9,546,850 shares, and shared dispositive power with respect to 46,722 shares.

/2/ Shares held as trustee of benefit plans for employees of the Company and its subsidiaries. Under the terms of the plans, participants have the right to vote the shares credited to their accounts; however, the trustee may, at its discretion, vote those shares not voted by participants. Holder reports having shared voting and dispositive powers with respect to all shares, and sole voting and dispositive powers with respect to none of these shares.

/3/ Beneficial ownership of directors and executive officers as a group represents 1.04% of the outstanding shares of common stock; individual beneficial ownership by any director, nominee or executive officer does not exceed 0.252% of the outstanding shares of common stock.

/4/ Includes shares which there is a right to acquire within 60 days pursuant to the exercise of stock options in the following amounts: Mr. Armstrong - 10,000; Mr. Baker - 10,000; Mr. Browning - 22,787; Mr. Cox - 10,000; Mr. Duberstein - 15,287; Ms. Foley - 20,000; Mr. Grealis - 73,237;
Mr. Hillenbrand - 10,000; Mr. Juilfs - 10,000; Mr. Mutz - 82,660; Dr. Perelman - 10,000; Mr. Petry - 10,000; Mr. Randolph - 91,258; Mr. Rogers - 195,629; Mr. Schiff - 10,000; Dr. Sharp - 5,000; Mr. Taft - 10,000; Mr.
Thomas - 62,516; and all directors and executive officers as a group -
800,181.

/5/ Each unit represents one share of the Company's common stock credited to the account of the respective director as of December 31, 1998 under the Company's Directors' Deferred Compensation Plan.

/6/       Includes 15,000 shares owned of record by a trust of which Mr.
Schiff is one of three trustees who share voting and investment power equally.
Does not include 1,791,000 shares, as to which Mr. Schiff disclaims any beneficial interest, held by Cincinnati Financial Corporation and certain of its subsidiaries.

/7/ Amounts appearing in this column reflect the Annual Incentive Plan award earned during the year listed and paid in the following year.

/8/ Amounts appearing in this column for 1998 include for Mr. Rogers personal use of corporate leased aircraft recognized as income to him in the amount of $77,871. The majority of the remainder of the amounts in this column reflect payments for certain federal and state income tax obligations.

/9/ Amounts appearing in this column reflect the dollar values of restricted stock awards, determined by multiplying the number of shares in each award by the closing market price of the Company's common stock as of the effective date of grant. The aggregate number of all restricted stock holdings and values at calendar year ended December 31, 1998, determined by multiplying the number of shares by the year end closing market price, are as follows: Mr. Rogers - 58,462 shares ($2,009,631); Mr. Mutz - 22,831 shares ($784,816); Mr. Grealis - 21,826 shares ($750,269); and Mr. Thomas - 19,403 shares ($666,978). Dividends are retained by the Company for the duration of the three-year performance cycle; upon settlement of the restricted stock awards, dividends will be paid in shares of the Company's common stock based on the number of shares of restricted stock actually earned and the fair market value of the Company's common stock on the settlement date.

/10/ Amounts appearing in this column reflect the values of the shares earned under the Company's Performance Shares Plan during the 1994-1997 and 1996-1999 performance cycles that were ended during 1996 in transition to the Valuation Creation Plan.

/11/ Amounts appearing in this column for 1998 include for Messrs. Rogers, Randolph, Mutz, Grealis and Thomas, respectively: (i) employer matching contributions under 401(k) plan and related excess benefit plan of $24,300, $17,550, $12,456, $11,907 and $10,585; and (ii) insurance premiums paid with respect to executive/group-term life insurance of $245, $752, $11,155, $22,406 and $6,009. Also includes for Mr. Rogers deferred compensation in the amount of $50,000, and for Messrs. Rogers and Randolph, respectively, above-market interest on amounts deferred pursuant to deferred compensation agreements of $48,955 and $63,447, and benefits under split dollar life insurance agreements of $14,829 and $16,408.